SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR ANNOUNCES FIRST ESTONIAN ROUTES

SEVEN ROUTES, 300,000 PAX PA AND 300 JOBS AT TALLINN AIRPORT

Ryanair, the world's favourite airline, today (30th Sept) announced its first Estonian flights from Tallinn, the capital city, with seven routes to Dublin, Dusseldorf (Weeze), Edinburgh, London (Luton), Milan (Bergamo), Oslo (Rygge) and Stockholm (Skavsta) from December 2010, which will see Ryanair carry 300,000 passengers p.a. through Tallinn, creating and sustaining 300 local jobs.

Ryanair celebrated its first Estonian routes by releasing 1 million €7 seats for travel on over 500 routes across its European network in late October and November which are available for booking on www.ryanair.com until midnight tonight (30th Sept).  Ryanair's seven new Tallinn routes go on sale tomorrow (1st Oct) on Ryanair.com.

Ryanair's Stephen McNamara said:

"Ryanair is pleased to announce our first seven Estonian routes which will commence in December and offer Tallinn passengers really low fares for the first time.  Ryanair's Tallinn routes will deliver 300,000 passengers p.a. and sustain 300 local jobs.  Estonian consumers/visitors can now beat the recession and escape the high fares charged by Estonian Air and Air Baltic by choosing Ryanair's lowest fares and our no fuel surcharge guarantee.

"To celebrate the opening of our first Estonian routes we are releasing 1 million €7 seats for travel in late October and November on 500 routes which are available for booking today on www.ryanair.com.  Ryanair's new routes from Tallinn start from December."

RYANAIR’S SEVEN TALLINN ROUTES

New	Start
Dublin	14th Dec
Dusseldorf Weeze	13th Dec
Edinburgh	10th Jan
London (Luton)	10th Jan
Milan Bergamo	16th Dec
Oslo (Rygge)	13th Dec
Stockholm (Skavsta)	13th Dec

Stephen McNamara                        Joe Carmody

Ryanair Ltd                                      Edelman

Tel: +353-1-8121212                         Tel. +353-1-6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 30 September 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary